

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 21, 2006

Mr. Kirk Brassfield
Chief Financial Officer
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, Texas 77077

> **Re:**   **Parker Drilling Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-07573**

Dear Mr. Brassfield:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

Results of Operations, page 25

1.   We note that you report drilling and rental gross margins that exclude
        depreciation and amortization expenses. Please relabel your description of these
        non-GAAP measures throughout your document to comply with Item 10(e)(ii)(E)
        of Regulation S-K, which does not permit use of a GAAP term to describe a non-
        GAAP measure.

Financial Statements

Note 2 – Disposition of Assets, page 53

2.   We note you disclose that you received $27 million in insurance proceeds for
        damage to your jackup rig 14 that occurred in September 2003, resulting in a gain
        of $5.3 million, representing the excess of insurance proceeds over the book value
        of the damaged asset in March 2004, amounting to $17.7 million, and the costs of
        towing and assessment. However, you further disclose that your overall valuation
        of your U.S. Gulf of Mexico offshore disposal group was determined to be
        unchanged from June 30, 2003, thereby resulting in an additional impairment
        charge of $5.3 million in the first quarter of 2004, which offset your gain. Please
        expand your disclosure to include the amount of the impairment recognized in
        September 2003 as a result of the damage, and clarify why you recognized an
        additional impairment of $5.3 million in the first quarter of 2004 if your valuation
        was determined to be unchanged from June 30, 2003. Please be sure to indicate
        how the credits associated with the $27 million in proceeds are reported in your
        financial statements; the relevance of the book value in March 2004 should be
        clear. Tell us the specific accounting literature you have relied upon in
        accounting for this matter.

Note 5 – Guarantor/Non-Guarantor Consolidating Condensed Financial Statements, page
57

3.   Please expand your disclosure to include the information required under Rule 3-
        10(i)(8) of Regulation S-X. It should be clear how you determined that you
        qualify for an exception to the general rule set forth in paragraph (a)(1) of this
        guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief